HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                       (303) 839-0061              Fax: (303) 839-5414

                                 March 10, 2017

Mary Beth Breslin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-216222


     This office represents United Cannabis Corporation. Amendment No. 1 to the Company's registration statement has been filed with the Commission. Included at as part of the amended registration statement were the Company's audited financial statements for the year ended December 31, 2016.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T Hart